Exhibit 99.6

Consolidated Financial Statements of

Concordia Healthcare Corp.

December 31, 2015 and 2014

March 23, 2016

Independent Auditor’s Report

To the Shareholders of

Concordia Healthcare Corp.

We have audited the accompanying consolidated financial statements of Concordia Healthcare Corp. and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2015 and the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

[3]

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Concordia Healthcare Corp. and its subsidiaries as at December 31, 2015 and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Other matter

The consolidated balance sheet as at December 31, 2014 and the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the year then ended were audited by another auditor who expressed an opinion without reservation in its report dated March 19, 2015.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

[4]

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Concordia Healthcare Corp.

We have audited the accompanying consolidated financial statements of Concordia Healthcare Corp. and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2014 and the consolidated statements of income and comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

[5]

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Concordia Healthcare Corp. and its subsidiaries as at December 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Other Matter

We previously issued our auditors’ report, dated March 19, 2015, for the consolidated financial statements for the year ended December 31, 2014. As described in Note 25, the December 31, 2014 consolidated financial statements have been amended, retrospectively, to present the discontinued operations related to division being wound down.

Chartered Professional Accountants Licensed Public Accountants

March 19, 2015 (except for the reclassification described in Note 25, for which the date is March 23, 2016) Toronto, Ontario

[6]

Concordia Healthcare Corp.

Consolidated Balance Sheets

As at December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	2015	2014
Assets
Current
Cash	$155,448	$42,770
Accounts receivable (Note 5)	186,997	29,371
Inventory (Note 6)	100,613	6,718
Prepaid expenses	10,820	4,233
Income taxes recoverable	6,175	—
Other current assets	15,945	1,560

	475,998	84,652
Intangible assets (Notes 4 and 8)	3,961,742	470,168
Goodwill (Notes 4 and 9)	824,529	36,259
Fixed assets (Note 7)	5,053	760
Deferred income tax assets (Note 11)	2,271	861
Other assets (Note 25)	6,469	—

Total Assets	$5,276,062	$592,700

Liabilities
Current
Accounts payable and accrued liabilities	$158,486	$13,763
Provisions (Note 10)	26,532	21,799
Dividend payable (Note 14)	3,825	2,165
Income taxes payable	41,987	13,309
Current portion of notes payable (Note 13)	—	1,372
Current portion of long-term debt (Note 12)	18,745	27,336
Current portion of purchase consideration payable (Note 20)	253,600	2,065

	$503,175	$81,809
Long-term debt (Note 12)	3,302,581	226,145
Notes payable (Note 13)	—	3,890
Purchase consideration payable (Note 20)	39,342	23,043
Deferred income tax liabilities (Note 11)	274,102	17
Other long-term liabilities	401	246
Other liabilities (Note 25)	253	—

Total Liabilities	4,119,854	335,150

Shareholders’ Equity
Share capital (Note 14)	1,274,472	247,035
Contributed surplus	23,556	5,028
Accumulated other comprehensive loss	(104,293)	(274)
Retained earnings (deficit)	(37,527)	5,761

Total Shareholders’ Equity	1,156,208	257,550

Total Liabilities and Shareholders’ Equity	$5,276,062	$592,700

Commitments and contingencies (Note 18)

Approved and authorized for issue by the Board of Directors on March 23, 2016.

“Rochelle Fuhrmann”	“Mark Thompson”
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these consolidated financial statements.

[7]

Concordia Healthcare Corp.

Consolidated Statements of Income (Loss)

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	2015	2014

Revenue (Note 10)	$394,224	$104,941
Cost of sales (Notes 6 & 24)	94,294	14,641

Gross profit	299,930	90,300

Operating expenses (Note 24)
General and administrative	29,697	12,848
Selling and marketing	23,486	8,649
Research and development	14,992	9,301
Acquisition related, restructuring and other	57,207	13,521
Share-based compensation (Note 16)	16,198	4,484
Amortization of intangible assets (Note 8)	75,810	10,360
Depreciation expense (Note 7)	477	77
Exchange listing expenses	1,051	—
Change in fair value of purchase consideration (Note 20)	561	2,709

Total operating expenses	219,479	61,949

Operating income from continuing operations	80,451	28,351

Other income and expense
Interest and accretion expense (Note 12)	127,831	11,471
Foreign exchange losses	4,056	696
Other (income) expense	—	(27)

Income (loss) from continuing operations before tax	(51,436)	16,211

Income taxes (Note 11)
Current	7,955	12,972
Deferred	(29,966)	(5,656)

Net income (loss) from continuing operations	(29,425)	8,895

Net income (loss) from discontinued operations (Note 25)	(2,143)	2,695

Net income (loss) for the year	(31,568)	11,590

Earnings (loss) per share, from continuing operations (Note 15)
Basic earnings (loss) per share	$(0.81)	$0.34
Diluted earnings (loss) per share	$(0.81)	$0.33

Earnings (loss) per share (Note 15), including discontinuing operations
Basic earnings (loss) per share	$(0.87)	$0.45
Diluted earnings (loss) per share	$(0.87)	$0.43

The accompanying notes are an integral part of these consolidated financial statements.

[8]

Concordia Healthcare Corp.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	2015	2014
Net income (loss) for the year	$(31,568)	$11,590

Other comprehensive loss, net of tax
Amounts that will be reclassified to statement of income (loss)
Cumulative translation adjustment	(136,473)	(289)
Cash flow hedge of GBP denominated loans (net of taxes of $4,796)	32,454	—

Total comprehensive income (loss) for the year	$(135,587)	$11,301

The accompanying notes are an integral part of these consolidated financial statements.

[9]

Concordia Healthcare Corp.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
Balances, January 1, 2014	17,985,889	$57,521	$1,555	$15	$2,431	$61,522
Issuance of Common Stock during the period	10,355,833	186,150	—	—	—	186,150
Dividends (Note 14)	—	—	—	—	(8,260)	(8,260)
Exercise of options (Note 16)	519,517	3,364	(1,011)	—	—	2,353
Share based compensation expense (Note 16)	—	—	4,484	—	—	4,484
Net income	—	—	—	—	11,590	11,590
Foreign currency translation adjustment	—	—	—	(289)	—	(289)

Balances, December 31, 2014	28,861,239	$247,035	$5,028	$(274)	$5,761	$257,550

Issuance of Common Stock (Note 14)	20,896,708	$1,015,234	$—	$—	$—	$1,015,234
Dividends (Note 14)	—	—	—	—	(11,720)	(11,720)

Exercise and vesting of stock based compensation (Note 16)	1,236,450	12,203	(6,563)	—	—	5,640

Share based compensation expense (Note 16)	—	—	16,248	—	—	16,248
Taxes for share based compensation	—	—	8,843	—	—	8,843
Net loss	—	—	—	—	(31,568)	(31,568)
Translation of foreign denominated loans (net of taxes of $4,796)	—	—	—	32,454	—	32,454
Cumulative translation adjustment	—		—	(136,473)	—	(136,473)

Balances, December 31, 2015	50,994,397	$1,274,472	$23,556	$(104,293)	$(37,527)	$1,156,208

The accompanying notes are an integral part of these consolidated financial statements.

[10]

Concordia Healthcare Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	2015	2014
Cash flows from operating activities
Net income (loss) from continuing operations	$(29,425)	$8,895
Adjustments to reconcile net income to net cash flows from operating activities:
Interest and accretion expense	127,831	11,471
Depreciation and amortization	76,287	10,437
Share based compensation expense	16,198	4,484
Non-cash inventory fair value adjustments	33,932	—
Other fair value adjustments	(99)	2,709
Income tax (recovery) expense	(22,011)	9,279
Loss on sale of equipment and other assets	338	120
Realised loss on forward contract	5,126	—
Income taxes paid	(16,220)	(2,324)

Changes in operating assets and liabilities, excluding effect of acquisitions
Accounts receivable	(49,261)	(8,204)
Inventory	(6,370)	(205)
Prepaid expenses and other current assets	(14,738)	(2,376)
Accounts payable and accrued liabilities	(2,054)	(18,739)
Provisions	4,733	(4,448)
Other liabilities	155	245

Cash flows from operating activities - continuing operations	124,422	11,344
Cash flows from operating activities - discontinued operations	(2,417)	2,846

Net cash flows from operating activities - continuing and discontinued operations	122,005	14,190

Cash flows from investing activities
Purchase consideration paid	(3,807,160)	(291,402)
Purchase of fixed assets and capitalised development costs	(2,048)	(651)
Proceeds from sale of assets	10,000	4

Cash flows from investing activities - continuing operations	(3,799,208)	(292,049)

Net cash flows from investing activities - continuing and discontinued operations	(3,799,208)	(292,049)

Cash flows from financing activities
Proceeds from credit facilities	4,154,500	265,000
Proceeds from issuance of common stock	805,140	57,331
Equity issuance cost paid	(21,289)	(333)
Transaction cost paid on long-term debt	(203,032)	(8,561)
Proceeds from exercise of options	6,233	2,353
Payment of senior and subordinated debt	(880,105)	(15,742)
Payment of notes payable	—	(488)
Payment of credit facility	—	(4,250)
Loss on foreign exchange forward contract	(5,126)	—
Contingent consideration paid	(4,074)	(3,415)
Interest paid	(42,878)	(8,114)
Dividends paid	(10,060)	(6,095)

Cash flows from financing activities - continuing operations	3,799,310	277,686

Net cash flows from financing activities - continuing and discontinued operations	3,799,310	277,686

Net change in cash	122,107	(173)
Effects of exchange rate changes on cash	(9,429)	44
Cash, beginning of year	42,770	42,899

Cash, end of year	$155,448	$42,770

The accompanying notes are an integral part of these consolidated financial statements.

[11]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1.	Description of Business and General Information

Concordia Healthcare Corp. (the “Company”, “Concordia” or the “Group”) is an international specialty pharmaceutical company, owning, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia reorganized its business segments during the year and now has three reportable operating segments, which consist of Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre.

Concordia North America, formerly the Company’s “Legacy Pharmaceuticals Division”, has product right sales of legacy pharmaceutical products mainly in the United States. Concordia North America operations are conducted through the Barbados branch of Concordia Pharmaceuticals Inc. S.à r.l (“CPI”). CPI has a portfolio of branded products and authorized generic contracts.

Concordia International operations are conducted through Amdipharm Mercury Limited (“AMCo”) and certain of its subsidiaries. AMCo is an international specialty pharmaceutical company, owning a diversified portfolio of branded and generic prescription products, which are sold to wholesaler distributors, hospitals and pharmacies in over 100 countries.

Both the Concordia North America and Concordia International segments have products manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships. Manufacturing is mainly outsourced to contract manufacturers.

Concordia’s Orphan Drugs segment operations are conducted through the Barbados branch of Concordia Laboratories Inc. S.à r.l (“CLI”). CLI owns Photofrin® for the treatment of certain forms of rare cancer.

The Corporate cost centre consists of centralized costs incurred by the Company, as ultimate parent company of the Group.

During the year, the Company resolved to dissolve Complete Medical Homecare Inc. (“CMH”), and thus commenced the wind up of CMH. CMH was previously presented as the Company’s Specialty Healthcare Distribution Division (“SHD”), which distributed diabetes testing supplies and other healthcare products.

The Company’s shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CXR” and are listed for trading on the NASDAQ Global Select Market® under the symbol “CXRX”.

The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

[12]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

2.	Significant Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments that are measured at fair values, as described in (n) below. The accounting policies have been consistently applied throughout the period unless otherwise stated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

The consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars.

(b)	Basis of Consolidation

The wholly owned subsidiaries of the Company are consolidated to produce the financial results for the consolidated corporation. All intercompany transactions, balances, income and expenses on transactions between the subsidiaries are fully eliminated. Profits and losses resulting from intercompany transactions that were recognized are also fully eliminated.

These consolidated financial statements include the following wholly owned subsidiaries of the Company: Concordia Healthcare Inc. (“CHI”), CPI, Concordia Healthcare (USA) Inc., CMH, CLI, Concordia Labs Inc., Pinnacle Biologics, Inc. (“Pinnacle”), and Pinnacle’s wholly owned subsidiaries and AMCo and its subsidiaries.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those followed by other members of the Company.

(c)	Comparative Financial Information

Certain prior period financial information has been presented to conform to the current period financial statement presentation.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers.

The chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Company.

[13]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(e)	Business Combinations

Acquisitions during the year ended December 31, 2015 and 2014 have been accounted for as business combinations using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are recognized in income and comprehensive income as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Changes in fair value not considered measurement adjustments are recognized through the consolidated statement of income (loss). Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Contingent consideration that is classified as a financial asset or a financial liability is remeasured at subsequent reporting dates, with the corresponding gain or loss being recognized in profit or loss.

(f)	Foreign Currency Translation

The Company’s consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. Each entity in the Group determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. All of the Company’s significant subsidiaries report in U.S dollars with the exception of AMCo and its subsidiaries which report in Great Britain Pounds. Transactions in foreign currencies are initially recorded at the functional currency rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange prevailing at the balance sheet dates. All differences are taken to the consolidated statements of income (loss). Non-monetary items measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates in effect at the date when the fair value was determined.

The assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet dates, and their consolidated statements of income (loss) are translated at exchange rates prevailing at the average exchange rate for the period. The exchange differences arising on the translation are taken directly to a separate component of equity (accumulated other comprehensive income (loss)). On disposal or dissolution of a foreign operation, the deferred cumulative amount recognized in equity relating to the particular foreign operation is recognized in the consolidated statements of income (loss).

[14]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(g)	Inventory

Inventories consist of raw materials, work-in-progress and finished goods. Inventory, other than inventory acquired through a business combination, is valued at the lower of cost based on weighted average cost and net realizable value. Net realizable value is the estimated selling prices less applicable selling expenses and costs to complete the sale. If the carrying value exceeds the net realizable value, a write-down is recognized. A reserve is taken on inventory for quantities not expected to be consumed. This reserve offsets the inventory balance. Inventories acquired through business combination are recognized at fair value.

(h)	Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight line basis as follows:

Acquired product rights and manufacturing processes	15-35 years
Intellectual property	20 years
Customer list	4 years
Manufacturing contracts	5 years
Distribution contracts	5 years
Software and other intangibles	3-5 years

The estimated useful life is reviewed at the end of each reporting period with the effect of any changes in estimate being accounted for on a prospective basis.

Costs incurred on development projects are recognized as intangible assets when technical feasibility has been met, management resources and intention to develop are committed, expenditures can be measured reliably and there is an expectation of future economic benefits. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Intellectual property acquired in a business combination is recognized separately as an intangible asset if it meets the definition of an intangible asset in accordance with IAS 38 and its fair value can be measured reliably.

All development costs with a finite useful life that have been capitalized are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. Prior to this the development costs are assessed annually for impairment.

(i)	Goodwill

Goodwill represents the excess fair value of consideration transferred over the fair value of the underlying net assets in a business combination, and is measured at cost less accumulated impairment losses. Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently if there are indications that goodwill may be impaired. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash generating units (“CGU”) that are expected to benefit from the synergies of the acquisitions. If the recoverable amount of the CGU is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to other assets of the CGU.

[15]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(j)	Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight line basis as follows:

Computers and equipment	3-7 years
Office furniture and fixtures	5 years
Leasehold improvements	Over the lease term

Repair and maintenance expenditures that extend the useful life of the asset are capitalized and minor repair and maintenance costs are expensed as incurred to the consolidated statement of income (loss) and comprehensive income (loss). The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the consolidated statement of income (loss) and comprehensive income (loss).

(k)	Impairment of Non-Financial Assets

The Company reviews assets such as property and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired.

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Recoverable amount is the higher of an asset’s fair value less the cost of disposal and value in use, (being the present value of the expected future cash flows of the relevant asset or CGU), as determined by management.

Any impairment losses are recognized immediately in the consolidated statement of income (loss) and comprehensive income (loss). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(l)	Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability has been recognized.

[16]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(m)	Income Taxes

Income taxes are comprised of current and deferred taxes. These taxes are accounted for using the liability method.

Current tax is recognized in connection with income for tax purposes, unrealized tax benefits and the recovery of tax paid in a prior period. The determination of income for tax purposes requires interpretation of the relevant rules and judgement therefore an unrealized tax benefit may arise in connection with taxation years that have not yet been reviewed by the relevant tax authority. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Current tax is measured at the tax rate applicable to the taxation period during which the income for tax purposes arose.

Deferred tax is recognized on the difference between the carrying amount of an asset or a liability, as reflected in the financial statements, and the corresponding tax base, used in the computation of income for tax purposes (“temporary difference”). A deferred tax liability is generally recognized for any temporary difference in respect of an asset where the carrying amount exceeds the tax base and in respect of a liability where the tax base exceeds the carrying amount. A deferred tax asset is generally recognized for any temporary difference in respect of an asset where the tax base exceeds the carrying amount, in respect of a liability where the carrying amount exceeds the tax base and to the extent that it is probable that income for tax purposes will be available from which the temporary difference can be deducted. Deferred tax is not recognized if a temporary difference arises in connection with goodwill or the initial recognition (other than in a business combination) of an asset or liability in a transaction that affects neither income for tax purposes nor income for accounting purposes.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient income for tax purposes will be available from which the temporary difference can be deducted. Deferred taxes are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that are enacted or substantively enacted during the reporting period and reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to realize the asset or settle the liability that gave rise to the temporary difference.

Income taxes are recognized in the consolidated statement of income (loss), except when they relate to an item that is recognized in other comprehensive income or directly in equity, in which case, the taxes are also recognized in other comprehensive income or directly in equity respectively. Where income taxes arise from the initial accounting for a business combination, these are included in the accounting for the business combination.

(n)	Financial Instruments

The Company classifies all financial instruments as held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables or other liabilities. Financial assets held-to maturity, loans and receivables and financial liabilities other than those classified as FVTPL, are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Financial liabilities are classified as either financial liabilities classified as FVTPL or other financial liabilities. Financial liabilities are classified as FVTPL when the liability is either classified as held-for-trading or it is designated as FVTPL. A financial liability may be designated at FVTPL upon initial recognition if it forms part of a contract containing one or more embedded derivatives. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income

[17]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(loss). Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial liabilities are included in the initial carrying amount of the asset.

Financial assets and financial liabilities are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the Company transfers substantially all risks and rewards of ownership or the contractual rights to the cash flows expire. Financial liabilities are derecognized when the obligation is discharged, cancelled or expired.

The following table illustrates the classification of the Company’s financial instruments:

Financial Instruments	Loans and Receivables	Other Financial Liabilities	FVTPL	As at December 31, 2015

Cash	$155,448	$—	$—	$155,448
Accounts receivable	186,997	—	—	186,997
Accounts payable and accrued liabilities	—	158,486	—	158,486
Current portion of long-term debt		18,745		18,745
Long-term debt	—	3,302,581	—	3,302,581
Other liabilities	—	401	—	401
Current portion of purchase consideration payable	—	912	252,688	253,600
Purchase consideration payable	—	4,492	34,850	39,342

	$342,445	$3,485,617	$287,538	$4,115,600

Financial Instruments	Loans and Receivables	Other Financial Liabilities	FVTPL	As at December 31, 2014

Cash	$42,770	$—	$—	$42,770
Accounts receivable	29,371	—	—	29,371
Accounts payable and accrued liabilities	—	13,763	—	13,763
Notes payable	—	5,262	—	5,262
Long-term debt	—	253,481	—	253,481
Other liabilities	—	246	—	246
Purchase consideration payable	—	5,122	19,986	25,108

	$72,141	$277,874	$19,986	$370,001

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

[18]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

Purchase price consideration payable is considered as a Level 3 financial instrument in the hierarchy.

(o)	Share Based Compensation

The Company has a stock option plan as described in Note 16 that allows for the issuance of stock options to employees, directors, officers, and others as determined by the Board of Directors. Under IFRS, each option installment is treated as a separate option grant with graded-vesting features, forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates, and options granted to parties other than employees are measured at their fair value on the date goods or services are received. Over the vesting period of the option grants, the fair value is recognized as compensation expense and a related credit is recorded as reserve for share-based compensation. The reserve for share-based compensation is reduced as options are exercised through a credit to share capital. The consideration paid by option holders is credited to share capital when the options are exercised.

For each Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) or Performance Based RSU (“Performance Based RSU”) granted, the Company recognizes an expense equal to the market value of a Concordia common share at the date of grant based on the number of RSUs, DSUs and Performance Based RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to reserve for share based compensation anticipated to be equity settled or a corresponding credit to a liability for those anticipated to be cash settled. Additional RSUs, DSUs or Performance Based RSUs are issued to reflect dividends declared on the common shares. Certain Performance Based RSUs are subject to market based vesting conditions and have been valued using a Monte Carlo valuation model. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs, DSUs or Performance Based RSUs that are expected to vest and, for RSUs, DSUs or Performance Based RSUs anticipated to be cash settled, changes in the market value of Concordia common shares. The effect of these changes is recognized in the period of the change. Vested RSUs, DSUs and Performance Based RSUs are settled either in Concordia common shares or in cash or a combination thereof at the discretion of the Company.

[19]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(p)	Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing the applicable net earnings by the sum of the weighted average number of shares outstanding during the year and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

(q)	Revenue Recognition

Revenue is recognized in the consolidated statement of income (loss) when goods are delivered and titles have been passed, at which time all the following conditions are satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue represents the amounts receivable after the deduction of discounts, harmonized sales tax, value-added tax, other sales taxes, allowances given, provisions for chargebacks, other price adjustments and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted in light of contractual and historical information.

Revenue from licensing and profit-sharing arrangements is recognized on an accrual basis in accordance with the substance of the relevant agreement. Arrangements determined on a time basis are recognized on a straight-line basis over the period of the agreement. Arrangements that are based on production, sales and other measures are recognized by reference to the underlying arrangement.

Royalty income is recognized on an accrual basis in accordance with royalty agreements.

[20]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(r)	Recent Accounting Pronouncements

The following pronouncements were issued by the IASB or the IFRS Interpretations Committee. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the summary below. The following have not yet been adopted by the Company and are being evaluated to determine the resultant impact.

Revenue recognition

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), provides a comprehensive five-step revenue recognition model for all contracts with customers. The IFRS 15 revenue recognition model requires management to exercise significant judgment and make estimates that affect revenue recognition. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

Financial instruments

The final version of IFRS 9, “Financial Instruments” (“IFRS 9”), was issued by the IASB in July 2014 and will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces a model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, however is available for early adoption. In addition, the own credit changes can be early adopted in isolation without otherwise changing the accounting for financial instruments. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

Financial Instruments Disclosures

IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”), has been amended by the IASB to require additional disclosures on transition from IAS 39 to IFRS 9. The amendment to IFRS 7 is effective for periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

Presentation of Financial Statements

IAS 1, “Presentation of Financial Statements” (“IAS 1”) was amended by the IASB to clarify guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and disclosure of accounting policies. The amendment gives guidance that information within the consolidated statements of financial position and consolidated statements of income should not be aggregated or disaggregated in a manner that obscures useful information, and that disaggregation may be required in the consolidated statements of income in the form of additional subtotals as they are relevant to understanding the entity’s financial position or performance. The amendments to IAS 1 are effective for periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

[21]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Leases

IFRS 16, “Leases” (“IFRS 16”), sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12-months, unless the underlying asset is of low value. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

3.	Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Information about the judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

Revenue recognition:

i.	Chargebacks

The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. In the United States, the Company sells its products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between what price the Company sells to the wholesaler and what price the wholesaler sells to the indirect customer is called a chargeback. The provision for chargebacks is based on historical sales levels to wholesalers. As sales are made to large wholesale customers, the Company continually monitors the provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from estimated provisions.

ii.	Returns

The provision for returns is a significant and complex estimate used in the recognition of revenue. The Company has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. The Company estimates provisions for returns based upon historical experience, representing management’s best estimate. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.

iii.	Rebates

The provision for rebates is a significant and complex estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. The Company estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business

[22]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

practices and credit terms. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future rebate liabilities. The Company continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.

iv.	Other price adjustments

The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that the Company sells to the wholesaler is called the Wholesale Acquisition Cost (or “WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated decline in market prices. The Company regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.

Share-based payments and compensation

The compensation expense related to share-based payments is determined using the Black-Scholes and Monte Carlo option pricing models. The assumptions used in the model are weighted average share price at the grant date, exercise price, volatility, dividend yield, expected option life, forfeiture rate and risk free interest rate.

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. It also reviews annually non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Amortization of intangible and other assets

The amortization expense related to intangible and other assets is determined using estimates relating to the useful life of the related assets.

Income taxes

The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. The Company uses judgment to determine its income for tax purposes which may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense during the reporting period. The Company evaluates these judgements based upon historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in the circumstances.

The evaluation by the Company may result in an unrealized tax benefit in connection with taxation years that have not yet been reviewed by the relevant tax authority. The Company believes that the amount of

[23]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which may otherwise result in uncertainty in the determination of income for tax purposes. The unrealized tax benefit is determined based on the Company’s estimate of the potential outcomes and is reviewed during each reporting period. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the finally determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.

A deferred tax asset is generally recognized for any temporary difference in respect of an asset where the tax base exceeds the carrying amount and to the extent that it is probable that income for tax purposes will be available from which the temporary difference can be deducted and in respect of a liability where the carrying amount exceeds the tax base. The amount of the deferred tax asset recognized could be reduced if income or temporary differences from which the asset can be deducted do not materialize, which might occur due to various factors, including adverse business conditions. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient income for tax purposes will be available from which the temporary difference can be deducted. The magnitude of any reduction of the amount of any temporary difference recognized is significantly influenced by the Company’s forecast of income for tax purposes.

Accounting for acquisitions

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3. This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business. The Company’s acquisitions have been accounted for as business combinations.

Other areas of estimation includes the determination and fair value measurement of the purchase price contingent consideration on business combinations, which includes the Company developing their best estimates under IFRS 13, of projected earnings targets, the probability of the contingency being achieved, and the discount rate.

4. Acquisitions

The AMCo Transaction

On October 21, 2015 (the “AMCo Closing Date”) the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of AMCo (the “AMCo Acquisition”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”).

The AMCo Acquisition was completed for cash consideration of approximately £800 million (with a value at closing of $1.24 billion), 8.49 million common shares of the Company (with a value at closing of $230.8 million) and daily interest on the total cash consideration, that accrued from June 30, 2015 to October 21, 2015 (with a value at closing of $47.7 million). In addition the Company will pay to the Vendors a maximum cash earn-out of £144 million (fair value of $206.5 million) based on AMCo’s future gross profit over a period of 12 months from October 1, 2015. The Company has an option, which can be exercised by it prior to September 30, 2016, to defer the payment of one-half of this earn-out to February 1, 2017, which deferred amount would accrue interest daily at a rate of 8% per annum.

As part of the purchase commitment the Company was required to repay on the AMCo Closing Date AMCo’s existing senior secured facilities in the respective principal amounts of £582 million and €440

[24]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

million plus accrued interest and related cross-currency swaps ($1.4 billion at closing). This repayment was completed concurrently with the closing of the AMCo Acquisition. Concurrent with the closing of the AMCo Acquisition the Company also repaid, and cancelled in full the outstanding principal under its existing term loan facility of $573.6 million as described in note 12.

Acquisition related costs of $29,067 were charged to the consolidated statement of income (loss) for year ended December 31, 2015. The revenue and profit of AMCo from the closing date to December 31, 2015 are included in the Concordia International segment in Segmented Reporting disclosure in Note 22. The purchase price allocation for AMCo is not final as the Company is in the process of concluding on the valuation of intangible assets obtained from this acquisition, including the evaluation of currently in process research and development projects.

Fair Value of Consideration Transferred

Cash purchase consideration paid	$2,683,260
Common shares (8.49 million)	230,843
Purchase consideration payable	206,490

Total Consideration	$3,120,593

Adjusted for the following:
Discharge of AMCo long-term debt	$(1,396,434)
Discharge of other transaction liabilities	(89,700)
Cash assumed on acquisition	(76,100)

Total	$1,558,359

Assets Acquired and Liabilities Assumed

The transaction has been accounted for as a business combination under the acquisition method of accounting. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

[25]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Amounts Recognized as of the Acquisition Date
Accounts receivable (a)	108,410
Inventory (b)	105,235
Prepaid expenses and other current assets	6,234
Fixed assets	4,087
Intangible assets (c)	2,499,171
Deferred income tax assets	319
Accounts payable	(29,144)
Accrued liabilities	(67,530)
Current income taxes payable	(36,467)
Contingent consideration payable (d)	(68,984)
Deferred income tax liabilities (e)	(310,431)
Long-term debt	(1,396,434)
Other transaction liabilities	(89,700)

Total identifiable net assets	724,766

Goodwill (f)	833,593

Total fair value of consideration transferred	$1,558,359

(a)	The fair value of trade accounts receivable acquired was $108,410, with the gross contractual amount being $114,865, of which the Company has established a reserve of $6,455 in respect of amounts which may be uncollectible.
(b)	Includes a fair value increase to inventory of $41,951 of which $23,234 has been recorded in cost of sales in the period from October 21, 2015 to December 31, 2015.
(c)	The following table summarizes the amounts and useful lives assigned to identifiable intangible assets:

	Weighted- Average Useful Lives (Years)	Amounts Recognized as of the Acquisition Date
Acquired product rights and manufacturing process	20	2,019,769
Distribution contracts	5	35,340
Supplier contracts	5	135,429
In-process research and development	No amortization	307,540
Other intangible assets	3-5	1,093

Total identifiable intangible assets acquired		$2,499,171

(d)	The Company assumed contingent consideration payable of $68,984, which included the earn-out on the acquisitions previously completed by AMCo.

[26]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concurrent with the closing of the AMCo Acquisition, the Company also repaid, in full, the outstanding principal balance of AMCo’s existing term facility.

(e)	Deferred income tax liabilities have been recognized in connection with intangible assets and inventory using the substantively enacted tax rates at which the temporary differences were expected to be realized as of the AMCo Closing Date.

(f)	The balance of goodwill, which to date, has been allocated to the Concordia International segment, is the difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed. None of the goodwill is expected to be deductible for tax purposes. The goodwill recorded represents the following:

•	cost savings and operating synergies expected to result from combining the operations of AMCo with those of the Company;

•	the value of the continuing operations of AMCo’s existing business (that is, the higher rate of return on the assembled net assets versus if the Company had acquired all of the net assets separately); and

•	intangible assets that do not qualify for separate recognition.

The Covis Transaction

On April 21, 2015, the Company, through its subsidiary CPI, completed the acquisition of substantially all of the commercial assets of Covis Pharma S.à r.l and Covis Injectables S.à r.l (collectively, “Covis”) for $1.2 billion in cash (the “Covis Acquisition”) pursuant to the terms of an asset purchase agreement (the “Covis Purchase Agreement”). The drug portfolio acquired from Covis (the “Covis Portfolio”) consists of a portfolio of products, comprised of branded products and authorized generic contracts, that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

The Company funded the acquisition through a mix of bank facilities, senior notes and equity. Accordingly, the Company entered into a credit agreement with RBC Capital Markets and a syndicate of lenders (“Credit Agreement”) having an aggregate principal amount of up to $700 million, consisting of a senior secured revolving credit facility (“Revolving Facility”) in an aggregate principal amount of up to $125 million and a senior secured term loan facility (“Term Facility”) in an aggregate principal amount of $575 million. In addition, the Company also closed a private offering of $735 million of 7% Senior Notes due 2023 (the “Senior Notes”) issued pursuant to an indenture. In connection with the Covis Acquisition, the Company also closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (“Subscription Receipts”) which included the exercise by the underwriters of an over-allotment option of 15%, at a price of CAD$85.00 per Subscription Receipt for aggregate gross proceeds of CAD$368 million to the Company. Upon closing of the Covis Acquisition, each holder of Subscription Receipts automatically received without payment of additional consideration or further action, one common share of Concordia for each Subscription Receipt held.

The purchase price allocation for the Covis Acquisition is not final as the Company is in the process of concluding on the valuation of intangible assets obtained from this acquisition. The purchase price has been allocated as follows:

[27]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Fair Value of Consideration Transferred

Cash	$1,200,000

Total Consideration	$1,200,000

Assets Acquired and Liabilities Assumed

	Amounts Recognized as of Acquisition Date	Measurement Period Adjustments (a)	Amount Recogized as of December 31, 2015 (as adjusted)
Inventory	$6,424	10,698	$17,122
Accounts receivable	616	(566)	50
Accrued liabilities	(422)	(100)	(522)
Contingent liability	(7,191)	7,191	—
Deferred tax liability	(3,340)	(888)	(4,228)
Acquired product rights	1,195,560	(10,660)	1,184,900

Total identifiable net assets	1,191,647	5,675	1,197,322

Goodwill	8,353	(5,675)	2,678

Total fair value of consideration transferred	$1,200,000	$—	$1,200,000

(a)	The measurement period adjustments were made to reflect facts and circumstances existing as of the acquisition date, and did not result from intervening events subsequent to the acquisition date. These adjustments did not have a significant impact on the Company’s previously reported consolidated financial statements. During the measurement period, the Company recorded certain adjustments to the purchase price allocation including a decrease to acquired product rights of $10,660, an increase to the deferred tax liability of $888, an increase in accrued liabilities of $100, a decrease to contingent liability of $7,191, and a decrease to accounts receivable of $566. In addition the Company recorded a fair value increase of $10,698 to inventory in the measurement period, which entire amount has subsequently been recorded in cost of sales during the period post acquisition. As a result of all of the above, goodwill was decreased by $5,675.

Acquisition related costs of $12,556 were charged to the consolidated statement of income (loss) for the year ended December 31, 2015. The total amount of goodwill of $2,678 is calculated as the difference between the fair value of consideration transferred and the preliminary fair value of the assets acquired and liabilities assumed. Goodwill is primarily attributable to the benefits associated with the group of products acquired and the corresponding projected future cash flows to be earned.

On October 5, 2015, CPI sold its rights to three injectable products, Fortaz®, Zantac® and Zinacef®, which were acquired in the Covis Acquisition, for total consideration of approximately $10 million plus $1 million for purchased inventory.

Covis Portfolio revenues of $128,859 and net income of $45,190 are included in the consolidated statement of income (loss) since April 21, 2015.

[28]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Donnatal Transaction

On May 15, 2014, the Company, through its wholly owned subsidiary CPI, completed the purchase of Donnatal®, pursuant to the terms and conditions of an asset purchase agreement, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals. Donnatal® is an adjunctive therapy in the treatment of irritable bowel syndrome and acute enterocolitis.

The purchase price paid to Revive Pharmaceuticals was $329 million comprised of $200 million in cash and an aggregate of 4,605,833 common shares of the Company valued at $129 million based on the closing price of the Company’s stock on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing exchange rate.

The Company paid for the cash component of the acquisition through a combination of available cash and debt financing. Accordingly, the Company entered into a secured credit facility having a principal amount of up to $195 million consisting of a $170 million term loan and a $25 million operating line (the “GE Credit Facility”). The obligations of the Company under the GE Credit Facility were secured by the assets of the Company and the assets of its material subsidiaries.

The Company expensed $8,314 of transaction costs in relation to the acquisition.

The purchase price has been allocated as follows:

Total
Inventory	$1,339
Prepaid expenses and deposits net of accrued liabilities	279
Acquired product rights	327,523
Goodwill	10

Total	$329,151

Consideration comprised of:
Cash	200,000
Equity issued	129,151

$329,151

The Zonegran Transaction

On September 30, 2014, Concordia, through its wholly owned subsidiary CPI, completed the purchase of Zonegran® for commercialization and sale in the United States, including Puerto Rico, from Eisai Inc. (“Eisai”), pursuant to the terms and conditions of an asset purchase agreement. Zonegran® is an adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

The purchase price paid to Eisai was $91.4 million in cash, which included approximately $1.4 million for purchased inventory.

The Company paid for the acquisition through debt financing. Accordingly, the Company entered into an incremental senior credit facility of $95 million (the “Incremental Term Loan”) by way of an amendment and restatement of the GE Credit Facility (the “Amended and Restated GE Credit Facility”). All obligations of the Company under the Incremental Term Loan and the Amended and Restated GE Credit Facility were secured by the assets of the Company and the assets of its material subsidiaries.

The Company expensed $3,849 of transaction costs in relation to the acquisition.

[29]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The purchase price has been allocated as follows:

Net Assets Acquired	Total
Inventory	$1,402
Accrued liabilities	(2,040)
Acquired product rights	92,040

Total	$91,402

Consideration comprised of:
Cash	91,402

Total consideration	$91,402

On a pro-forma basis, Concordia’s consolidated revenues would have been higher by $475 million, gross profit higher by $339 million and net loss before tax, excluding the impact of inventory fair value adjustments ($34 million) and additional intangible amortization ($110 million), would be reduced by $180 million for the year ended December 31, 2015 had the AMCo Acquisition and Covis Acquisition occurred on January 1, 2015.

For 2014, Concordia’s consolidated revenues would have been higher by $35 million, gross profit higher by $30 million and net income before tax, excluding the impact of additional intangible amortization ($9 million), would be increased by $22 million for the year ended December 31, 2014 had the Zonegran transaction and the Donnatal transaction occurred on January 1, 2014.

5. Accounts Receivable

	2015	2014
Accounts Receivable	$199,412	$29,668
Allowance for Doubtful Accounts	(12,415)	(297)

Total	$186,997	$29,371

Bad debt write-offs of $1,610 were recorded during the year ended December 31, 2015 (2014 - $1,954). Allowance for doubtful accounts includes $6,455 assumed with the AMCo Acquisition.

[30]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

6. Inventory

	2015	2014
Finished goods	$89,352	$4,863
Raw materials	20,444	726
Work in process	7,753	1,934
Obsolescence reserve	(16,936)	(805)

Total	$100,613	$6,718

Inventory costs charged to cost of sales during the year were $83,306 (2014 – $7,493) which includes $33,932 (2014 – nil) of non-cash fair value adjustments related to acquired inventories. The Company increased its reserve for obsolete inventory to $16,936 during the year. There were no inventory write-downs charged to cost of sales during the year.

Obsolescence reserve includes $15,106 assumed with the AMCo Acquisition.

7. Fixed Assets

	2015
Cost	Office Furniture and Fixtures	Leasehold Improve- ments	Equipment	Total
Opening balance	$189	$72	$555	$816
Additions	466	2,604	2,043	5,113
Dispositions	(4)	—	(249)	(253)
Impact of foreign exchange	(21)	(124)	15	(130)

	$630	$2,552	$2,364	$5,546

Depreciation
Opening Balance	$23	$(16)	$56	$63
Additions	56	159	256	471
Dispositions	(1)	—	(46)	(47)
Impact of foreign exchange	(2)	2	6	6

	76	145	272	493

Closing net book value	$554	$2,407	$2,092	$5,053

[31]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	2014
Cost	Office Furniture and Fixtures	Leasehold Improve- ments	Equipment	Total
Opening balance	$90	$28	$371	$489
Additions	154	68	345	567
Dispositions	(55)	(24)	(154)	(233)

	$189	$72	$562	$823

Depreciation
Opening Balance	$3	$—	$42	$45
Additions	46	—	85	131
Dispositions	(26)	(16)	(71)	(113)

	23	(16)	56	63

Closing net book value	$166	$88	$506	$760

8. Intangible Assets

	Acquired Product Rights and Manufacturing Process	Intellectual Property	Distribution Contracts	Supplier Contracts	In-Process Research and Development	All Other Intangibles	Total
Balance, January 1,2014	$26,020	$32,800	$—	$—	$—	$2,880	$61,700
Additions	419,563	—	—	—	—	—	419,563
Impact of foreign exchange	—	(55)	—	—	—	—	(55)
Amortization	(8,720)	(1,640)	—	—	—	(680)	(11,040)

Balance, December 31, 2014	$436,863	$31,105	$—	$—	$—	$2,200	$470,168

Additions	$3,204,669	$—	$35,340	$135,429	$308,545	$1,295	$3,685,278
Impact of foreign exchange	(105,355)	—	—	—	—		(105,355)
Dispositions	(10,339)	—	—	—	—	—	(10,339)
Amortization	(67,557)	(1,640)	(1,354)	(5,188)	—	(581)	(76,320)
Impariment	—	—	—	—	—	(1,690)	(1,690)

Balance, December 31, 2015	$3,458,281	$29,465	$33,986	$130,241	$308,545	$1,224	$3,961,742

Intellectual property and acquired product rights including brands, trademarks and patents, are amortized on a straight line basis over 15 to 35 years representing management’s estimate of their useful lives. Residual values are estimated at nil. Internally developed intangibles are not amortized until commencement of commercialization. Manufacturing process relates to specialized manufacturing know how related to acquired

[32]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

product rights. Distribution contracts and supplier contracts are amortized on straight line basis over 5 years. All other intangibles include customer list and software intangible.

As a result of declining revenues and gross profit in its SHD Division, the Company determined there were indictors of impairment with respect to the Customer List intangible, and tested the intangible asset for impairment. As a result of two Pharmacy Benefit Managers that contracted with the SHD Division removing from their formularies certain generic diabetic testing products which had been supplied by the SHD Division to its patient base, the SHD Division suffered a significant permanent reduction in sales. As a result, the Company has recorded a non-cash impairment of $1,690 in 2015. As described in note 1, the SHD Division is being wound down and is reflected as discontinued in these consolidated financial statements.

9. Goodwill

	2015	2014
Opening balance	$36,259	$36,249
Additions	836,271	10
Impact of foreign exchange	(40,078)	—
Impairment (note 25)	(7,923)	—

Total	$824,529	$36,259

The carrying value of goodwill is assessed annually as well assessed for impairment triggers at each reporting date to determine whether there exists any indicators of impairment. During the year, the Company identified indicators of impairment with respect to the declining revenue and earnings relating to its discontinued SHD Division as described in note 8. As a result, the Company recognised an impairment loss for the carrying value of the goodwill allocated to CMH of $7.9 million during the year ended December 31, 2015.

The Company has also allocated goodwill to two additional groups of CGUs, which are Concordia International and Orphan drugs. The amount of goodwill attributed to the Concordia North America CGU is not significant.

Goodwill relating to the Concordia International segment relates to the recent AMCo Acquisition, for which, management has assessed the fair value of the CGU both at the date of acquisition and at December 31, 2015. Management determined fair value based on fair value less costs of disposal, and the valuation model was discounted cash flow model. Key inputs and assumptions used in the annual goodwill impairment test include projected normalized revenue based on management’s approved budgets, operating margins, and cash flows to which were applied a perpetual long-term growth rate. The Company used information obtained during the due diligence process, and updated that information for any changes in economic trends and inflation as well as industry and market trends. The Company determined a weighted average cost of capital (“WACC”) based on the market assessment of business risks. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of the segment. A 1% increase in the discount rate would not result in any impairment.

For the Orphan Drugs CGU, the Company determined the recoverable amount based on value-in-use model, which was calculated using a discounted cash flow projection for the CGU. Key inputs and assumptions used in the model are consistent with the key assumptions considered for the Concordia International CGU. A 1% increase in the discount rate would not result in any impairment.

The Company did not reverse any impairment losses for definite life intangible assets or identify an impairment other than on CMH for the years ended December 31, 2015 and 2014.

[33]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

10. Provisions

	2015	2014
Chargebacks/Medicaid	$17,283	$12,011
Returns	4,938	8,121
Inventory management	3,495	1,420
Prompt pay	816	247

Closing Balance	$26,532	$21,799

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, returns, rebates and other price adjustments as explained in note 3. Although these estimates and provisions relate to revenue recognition transactions, namely the sales of products, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates.

The following table describes movements in the Company’s provisions balance:

	2015	2014
Opening Balance	$21,799	$24,208
Additions	163,675	33,820
Utilization	(158,942)	(36,229)

Closing Balance	$26,532	$21,799

11. Income Taxes

Significant components of the current and deferred income tax reflected in the consolidated statements of income (loss) are as follows:

	2015	2014
Current income tax expense	7,955	12,972

Deferred income tax expense (recovery) in respect of:
Origination & reversal of temporary differences	(6,677)	(5,656)
Change in tax rates during the period	(23,289)	—

	(29,966)	(5,656)

Provision for (recovery of) income taxes	$(22,011)	$7,316

Current and deferred income tax reflected above is recognized based on management’s best estimate of the tax rates expected to apply to the income, loss or temporary difference.

The Company is subject to income tax in numerous jurisdictions with varying tax rates. Except for the United Kingdom, which legislated a reduction of their tax rate, from 20% (applicable after March 31, 2015) to 19% (applicable after March 31, 2017) and to 18% (applicable after March 31, 2020) that impact the Company’s deferred income tax assets and liabilities, there was no material change to tax rates in the taxing jurisdictions

[34]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

where the majority of the Company’s income for tax purposes was earned or where its temporary differences or losses are expected to be realized or settled.

Although legislated tax rates may not have changed materially, except as noted above, the Company’s acquisition and organic growth has resulted in the introduction of new taxing jurisdictions where the Company’s income for tax purposes is earned and/or a redistribution of income for tax purposes amongst taxing jurisdictions.

A reconciliation of the amount of income taxes reflected above compared to the amount of income taxes that would result by multiplying income (loss) before income taxes by the legislated tax rate applicable to the Company in Canada is as follows:

	2015	2014
Income (loss) before income taxes	$(51,436)	$16,211

Expected expense / (recovery) at the Company’s Canadian tax rate 26.5%	(13,631)	4,296
Effect of tax rates outside of Canada	(15,952)	(8,692)
Change in tax rates during the period	(23,289)	—
Non-deductible and non-taxable items	4,742	5,140
Capitalized expenditures	9,279	—
Change in deferred income tax assets not recognized	13,800	6,661
Other items	3,040	(89)

Provision for (recovery of) income taxes	$(22,011)	$7,316

Significant components of the deferred income tax assets and liabilities reflected in the consolidated balance sheets are as follows:

Deferred income taxes:

	2015	2014
Deferred income tax assets (liabilities) in respect of:
Losses and credits	$333	$182
Intangible assets	(272,646)	282
Other items	482	380

Deferred income tax assets (liabilities), net	$(271,831)	$844

Deferred income tax assets	$2,271	$861
Deferred income tax liabilities	(274,102)	(17)

Deferred income tax assets (liabilities), net	$(271,831)	$844

A deferred income tax asset has not been recognized for certain temporary differences that may be available to reduce income subject to tax in a taxation period subsequent to the period covered by these financial statements. The amount of such temporary differences, that is the amount before applying the relevant tax rate, which is not recognized in the consolidated balance sheets or consolidated statements of income (loss), is as follows:

[35]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	2015	2014
Losses and credits	$110,462	$20,626
Share and debt issuance costs	—	5,116
Other items	519	1,521

Total unrecognized temporary differences	$110,981	$27,263

The deferred income tax assets in connection with the Company’s losses and credits that may be available to reduce income subject to tax in a taxation period subsequent to the period covered by these financial statements, is as follows:

	2015	2014
Expiring within 10 years	$952	$183
Expiring between 10 and 15 years	103	103
Expiring between 15 and 20 years	24,148	5,134
No expiration	2,897	114

Total losses and credits	$28,100	$5,534

Total in Canada	25,365	5352
Total in foreign jurisdictions outside of Canada	2,735	182

Total losses and credits	$28,100	$5,534

The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. Transactions that arise between multiple taxing jurisdictions are subject to review by these jurisdictions, where a decision of one taxing authority may not agree with the decision of another. The Company is committed to mitigating uncertainty that may arise in connection with such transactions and to this end has prepared documentation that complies with local legislation and is in accordance with international guidelines, such as those of the Organization of Economic Co-operation and Development. Refer to the Income taxes section of the Critical Accounting Estimates and Judgements and Key Sources of Estimation Uncertainty of these notes to the consolidated financial statements for additional information regarding the Company’s judgement and use of estimates relevant to income taxes.

The Company’s global operations requires a corporate structure that includes affiliated legal entities that are collectively subject to the authority of numerous taxing jurisdictions. Certain transactions may arise which create a temporary difference in connection with an affiliated legal entity. The realization of this temporary difference may result in income tax. As at December 31, 2015 the cumulative temporary difference in connection with affiliated legal entities for which a deferred income tax liability has not been recognized is $18,678 (2014 – $nil). As at December 31, 2015 the Company has recognized $nil (2014 – $nil) deferred income tax liability in connection with the realization of such a temporary difference on the basis that it is able to control the timing of the realization of such a temporary difference and it is probable that such a temporary difference will not be realized in the foreseeable future.

[36]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

12. Long-term Debt

	As at December 31, 2015	As at December 31, 2014
Term Loan Facilities (a)
- USD term loan	$1,026,977	$—
- GBP term loan	703,214	—
- Revolver	—	—
Bridge Facilities (b)	117,035	—
9.5% Senior Notes (c)	764,342	—
7% Senior Notes (d)	709,758	—
Amended and Restated GE Credit Facility (e)	—	253,481

Carrying value	3,321,326	253,481
Less: current portion	(18,745)	(27,336)

Long-term portion	$3,302,581	$226,145

(a)	On AMCo Closing Date, the Company completed the AMCo Acquisition as discussed in note 4. To finance the AMCo Acquisition, the Company entered into a credit agreement (the “AMCo Credit Agreement) on October 21, 2015 pursuant to which a syndicate of lenders made available secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “USD Term Loan”) and £500 million in a separate tranche (the “GBP Term Loan”, and together with the USD Term Loan, the “Term Loans”). In addition, the AMCo Credit Agreement provides for, and made available to the Company, a secured revolving loan up to $200 million that has not been drawn to date, that matures in October 2020. All obligations of the Company under the Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Term Loans mature on October 21, 2021, have variable interest rates and require quarterly principal repayments commencing in 2016. In addition commencing in 2017, the Term Loans may require certain repayments calculated by reference to the Company’s excess cash flow as defined in the AMCo Credit Agreement, calculated annually in respect of the prior year. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. Interest expense on the Term Loans for the year ended December 31, 2015 was $24,486.

In connection with the Covis Acquisition as described in note 4, the Company on April 21, 2015 entered into the Credit Agreement with a syndicate of lenders. This senior secured credit facilities in an aggregate principal amount of up to $700 million, was comprised of the $125 million Revolving Facility and the $575 million Term Facility secured by the assets of the Company and the assets of the Company’s material subsidiaries.

As part of the financing related to the AMCo Acquisition, the Company repaid the senior secured credit facility under the Credit Agreement on October 21, 2015. As a result of the early repayment, the Company recognized $19,090 in accelerated deferred financing costs (representing the unamortized portion of transaction costs incurred on the issuance of the facility). Interest expense on the Term Facility was $33,218 for the year ended December 31, 2015.

(b)

On the AMCo Closing Date a syndicate of lenders also provided the Company with a senior unsecured equity bridge term loan facility of $135 million (the “Extended Bridge Loans”) and a senior unsecured equity bridge term loan facility of $45 million (the “Equity Bridge Loans” and together with the Extended

[37]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Bridge Loans, the “Bridge Facilities”). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company. The Extended Bridge Loans have a seven year term to maturity and an interest rate of 9.5% for two years. If the Extended Bridge Loans are not repaid on or prior to October 21, 2017, the interest rate will increase to 11.5% and the lenders holding the Extended Bridge Loans will have the right to convert the Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The Equity Bridge Loans have a two year term to maturity and an interest rate of 9.5%. The Bridge Facilities can be repaid in full or in part at any time. In December 2015 the Company made a principal payment of $45,000 on the Bridge Facilities which was allocated pro rata between the outstanding principal of Bridge Facilities. Interest expenses on the Bridge Facilities for the year ended December 31, 2015 was $4,551.

(c)	On the AMCo Closing Date, the Company issued at par $790 million 9.5% senior unsecured notes due October 21, 2022 (the “October 2015 Notes”). The October 2015 Notes require no payment of principal throughout their term. Interest on the October 2015 Notes is payable semi-annually on June 15th and December 15th of each year. Interest expense on the October 2015 Notes for the year ended December 31, 2015 was $15,472.

(d)	In connection with the Covis Acquisition on April 21, 2015, the Company issued at par $735 million 7.00% senior unsecured notes due April 21, 2023 (the “Covis Notes”). The Covis Notes require no payment of principal throughout their term. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. Interest on the Covis Notes for the year ended December 31, 2015 was $37,609.

(e)	As part of the refinancing related to the Covis Acquisition, the Company repaid the Amended and Restated GE Credit Facility on April 21, 2015. As a result of the early repayment, the Company recognized $7,233 in accelerated accretion expense for the year ended December 31, 2015, representing the unamortized portion of transaction costs incurred on the issuance of the facility and the incremental senior credit facility of $95 million entered into by the Company in connection with the acquisition of Zonegran®. Interest expense on the facility was $3,068 for the year ended December 31, 2015.

The Company was in compliance with its financial maintenance covenants which exist as part of the Term Loans as at, and for the year ended December 31, 2015.

The fair value of long-term debt as at December 31, 2015 was $3,265 million.

Interest expense

	2015	2014
Interest expense payable in cash	$91,228	$5,288
Non-cash items:
Amortization of transaction costs	8,086	1,292
Accelerated amortization of transaction costs	26,323	—
Other	2,194	4,891

Interest expense	$127,831	$11,471

[38]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

13. Notes Payable

	2015	2014
Notes payable issued related to CMH	$—	$5,262
Less: Current portion	—	(1,372)

Long-term portion of Notes payable	$—	$3,890

The notes payable as at December 31, 2014 represents the fair value of the notes issued by the Company related to the acquisition of CMH. The notes were unsecured, with a total face value of $7 million and a coupon interest rate of 6%. The notes were recorded at the present value of expected payments with a discount rate of 12%. The effective interest rate was determined to be 13.67%. Principal repayments are due subject to the achievement of certain earning levels over the 7 year term of the note. During the year ended December 31, 2015, the Company updated the forecast for the results of CMH, forming part of the now discontinued SHD Division. As a result, the value of the note payable was reduced to nil as no further payments are expected based on the forecasted earnings. The Company recorded an associated gain in the fair value of contingent consideration in the consolidated statement of income (loss).

14. Share Capital

The Company is authorized to issue an unlimited number of common shares.

	Number of Common Shares	$
Balances as at January 1, 2014	17,985,889	$57,521
Issuance of Common Shares	10,355,833	186,150
Exercise of stock options	519,517	3,364

Balances as at December 31, 2014	28,861,239	$247,035

Issuance of Common Shares	20,896,708	$1,015,234
Exercise of stock options	1,207,250	10,237
Vesting of RSUs	29,200	1,966

Balances as at December 31, 2015	50,994,397	$1,274,472

On April 8, 2015, Concordia closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 Subscription Receipts of the Company, which included the exercise by the underwriters of an over-allotment option of 15%, for aggregate gross proceeds of CAD $368 million (net proceeds of $285 million) (the “2015 April Offering”). The 2015 April Offering was completed at a price per Subscription Receipt of CAD $85.00 by a syndicate of underwriters. Upon closing of the Covis Acquisition (note 4), each holder of Subscription Receipts automatically received, without payment of additional consideration or further action, one common share of the Company in exchange for each Subscription Receipt held.

[39]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

In connection with the AMCo Acquisition (note 4), on September 30, 2015 Concordia completed its underwritten public offering of 8,000,000 common shares of Concordia for aggregate gross proceeds of $520 million (net proceeds of $499 million after underwriter commission and share issuance costs). The 2015 September Offering was completed at a price per share of $65.00 by a syndicate of underwriters (the “2015 September Offering”).

As part of the purchase consideration paid in connection with the AMCo Acquisition (note 4), the Company issued 8,490,000 common shares of the Company (with a value of $231 million at closing) to the Vendors.

The Company’s board of directors declared a dividend payment of $3,825 on November 17, 2015, with a payment date of January 29, 2016.

The Company recorded dividends in the year ended December 31, 2015 of $11,720 (2014 - $8,260).

15. Earnings (Loss) Per Share

	2015	2014
Net Income (loss) from continuing operations for the year attributable to shareholders	$(29,425)	$8,895

Weighted average number of ordinary shares in issue	36,184,480	25,793,068
Adjustments for:
Dilutive stock options and agent warrants	1,050,922	1,416,836
Dilutive unvested shares	222,159	—

Weighted average number of fully diluted shares	37,457,561	27,209,904

Earnings (loss) per share, from continuing operations
Basic earnings (loss) per share	$(0.81)	$0.34
Diluted earnings (loss) per share	$(0.81)	$0.33

Earnings (loss) per share, including discontinuing operations
Basic earnings (loss) per share	$(0.87)	$0.45
Diluted earnings (loss) per share	$(0.87)	$0.43

16. Share Based Compensation

Employee Stock Option Plan

The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees, and others. The maximum number of common shares which may be reserved for issue under the stock option plan cannot exceed 10% of the issued and outstanding common shares of the Company on a non-diluted basis (which maximum number is inclusive of any common shares reserved for issuance pursuant to the Company’s long-term incentive plan). The exercise price at which any option may be exercised to acquire a common share of the Company must be not less than the lesser of (i) the

[40]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

closing trading price of the common shares on the date of grant and (ii) the volume-weighted average price of the common shares on the TSX for the five trading days immediately preceding the date of grant.

As at December 31, 2015, 471,466 stock options (December 31, 2014 – 422,883) were available for grant under the stock option plan.

The Black-Scholes model was used to compute option values. Key assumptions used to value each grant are set forth in the table below:

Date of Grant	Feb 11, 2015	May 25, 2015	May 26, 2015	Aug 14, 2015	Aug 17, 2015	Nov 13, 2015	Dec 1, 2015	Dec 11, 2015
Number of options granted	50,000	200,000	89,735	90,000	20,000	210,000	30,000	1,009,000
Market price	$46.18	$67.90	$65.89	$77.91	$78.36	$32.99	$39.51	$35.66
Fair value of each option granted	$23.05	$34.16	$31.95	$51.70	$51.96	$18.66	$22.46	$19.42

Assumptions:
Risk-Free Interest Rate	1.63%	1.50%	1.50%	1.75%	1.75%	1.50%	1.50%	1.50%
Expected Life	3	3	3	5	5	5	5	4.5
Volatility	75.46%	77.87%	75.56%	85.56%	85.45%	71.60%	71.34%	71.35%

Exercise price for each of the stock options issued agreed to the market prices at the date of issue.

Volatility for options granted is derived from historical trading prices, or for previous periods, where estimated volatility of the Company’s common shares was not available, expected volatility was based on the historical performance of the common shares of other corporations with similar operations.

All the options issued have different vesting terms ranging from immediate vesting to vesting over a period of 3 years. Contract terms of options issued range and have a life of 7-10 years.

For the year ended December 31, 2015, the total compensation charged against income with respect to all stock options granted was $9,688 (2014 – $4,484).

Information with respect to stock option transactions for the year ended December 31, 2015 and December 31, 2014 is as follows:

[41]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2014	1,621,798	$3.86
Granted during the year	915,000	13.80
Cancelled during the year	(15,001)	10.52
Exercised during the year	(519,517)	2.45

Balance, December 31, 2014	2,002,280	$8.72

Weighted-average exercise price of options exerciseable as at December 31, 2014		$4.25

Balance, January 1, 2015	2,002,280	8.72
Granted during the year	1,698,735	41.80
Cancelled during the year	(12,500)	2.40
Exercised during the year	(1,284,530)	5.02

Balance, December 31, 2015	2,403,985	$37.07

Weighted-average exercise price of options exerciseable as at December 31, 2015		$11.73

For the options exercised during the year ended December 31, 2015, the weighted average market price on the date of exercise was $69.50.

As at December 31, 2015 outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2023	$3.00	112,500	106,250
2023	$5.88	75,000	25,000
2024	$10.32	175,000	25,000
2024	$13.46	237,500	70,000
2024	$19.52	50,000	25,000
2024	$29.82	2,500	—
2024	$31.50	61,500	19,000
2024	$46.18	41,250	3,750
2025	$67.90	200,000	—
2025	$65.89	89,735	—
2025	$77.91	90,000	—
2025	$78.36	20,000	—
2025	$32.99	210,000	—
2025	$39.51	30,000	—
2025	$35.66	1,009,000	—

		2,403,985	274,000

[42]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Long-Term Incentive Plan

The Company has a long-term incentive plan (“LTIP”). Under the terms of the LTIP, the Board of Directors may grant units (“Units”), which may be either RSUs or DSUs to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive the value of one common share in accordance with the terms of the LTIP.

Date of Grant	Apr 22, 2015	May 15, 2015	May 26, 2015	Jun 23, 2015	Jul 27, 2015	Nov 23, 2015	Nov 25, 2015
Number of RSU granted	1,009	49,497	180,827	6,179	2,936	6,063	1,830
Market price (CAD)	$94.02	$81.95	$81.88	$91.91	$102.16	$49.48	$51.43
Vesting term (years)	3	3	3	3	3	3	3

During 2015, the Company finalized pricing terms with respect to 60,722 RSUs granted on May 26, 2015, which are subject to two distinct and mutually exclusive performance conditions (the “Performance Based RSUs”).

One half or 30,361 of Performance Based RSUs are subject to a market based vesting condition whereby a 15% target three year compounded annual growth rate of the Company’s common share price must be achieved from the market price on the effective grant date of the Performance Based RSUs of CAD $81.88. None of these Performance Based RSUs vest for performance below the 15% target. Additionally, where a 30% three year compounded annual growth rate is achieved, the number of Performance Based RSUs vested at the end of the three year period would increase to 60,722. These Performance Based RSUs have been valued using a Monte Carlo valuation model. Significant inputs to the model include: CAD $81.88 share price on date of grant, Geometric Brownian Motion volatility of 49.05% and a risk free rate of 1.2%.

The other half or 30,361 of the Performance Based RSUs are subject to a non-market based performance condition whereby the performance of certain acquired product rights from the Covis Acquisition must achieve a 3 year net contribution earnings target that was approved by the Board of Directors. None of these Performance Based RSUs will vest for performance below the three year net contribution earnings target. Additionally, where performance is 10% or greater above the 3 year net contribution earnings target, the number of Performance Based RSUs vested at the end of the three year period would increase to 60,722. As a result of the non-market based condition, the Company assesses the actual and forecasted performance at each reporting date compared to the net contribution earnings target to assess the likelihood of whether these Performance Based RSUs will vest. As at December 31, 2015 no vesting or expense has been recorded with respect to these Performance Based RSUs.

The Company has accounted for all issued RSUs on the basis that these will be equity settled, with the exception of RSUs issued to certain former employees that have been accounted for on the basis that these will be settled in cash. For the year ended December 31, 2015 the Company recorded share based compensation expense of $6,510 (2014 - $nil) related to the RSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity. For the year ended December 31, 2015 the Company recorded a $99 (2014 - $nil) in acquisition, restructuring and other costs related to the RSUs that have been accounted for on the basis that they are anticipated to be settled in cash related to employees who have been terminated by the Company, with a corresponding credit to liabilities.

[43]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company’s outstanding RSUs are as follows:

Number of RSUs
Balance, January 1, 2015	—
Granted during the period	254,138
Cancelled during the period	(4,776)
Vested during the period	(29,200)

Balance, December 31, 2015	220,162

17. Related Party Transactions

The Company had the following related party transactions during the years ended December 31, 2015 and 2014:

	2015	2014
Legal fees paid or payable to a firm affiliated with a director	53	61

	$53	$61

Legal fees include professional services for advice relating to intellectual property matters. As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.

18. Commitments and Contingencies

Lease Commitments

The Company leases facilities under operating leases internationally. The leases typically run for a period of months up to five years.

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2016	3,251
2017	3,238
2018	3,147
2019	2,568
2020	176
Thereafter	37

$12,417

[44]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Guarantees

All directors and officers of the Company, and each of the Company’s various subsidiaries, are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Concordia entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Concordia entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.

In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of CPI’s payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by CPI in connection therewith that contained payment or indemnification obligations. Pursuant to the Covis Purchase Agreement (see note 4) the Company guaranteed the payments due by CPI of CPI’s obligations under the Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the AMCo Acquisition, the Company guaranteed the obligations of the purchasers under the agreement and related transaction documents.

Litigation and Arbitration

In the normal course of business the Company may be the subject of litigation claims.

On July 13, 2015, a former financial advisor to the Company commenced an arbitration with the American Arbitration Association against the Company in respect of amounts that the financial advisor believes are owing to it in connection with the acquisition by CPI of the Covis Portfolio under the terms of a previous engagement letter with the financial advisor. The amount claimed is $12.3 million. On October 23, 2015, the Company received an invoice from this former financial advisor in the amount of approximately $26 million, with respect to the Company’s acquisition of AMCo on October 21, 2015. On November 2, 2015, the financial advisor amended its statement of claim, claiming that it is entitled to the invoiced amount in respect of the Company’s acquisition of AMCo. The Company disputes that these amounts are owing and intends to vigorously defend this matter.

19. Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates. The Company operates primarily in United States dollars, GBP Sterling and Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

A portion of the Company’s business is to customers in continental Europe and other foreign markets transacted in foreign currencies. The Company policy, where considered appropriate, is to minimize all currency exposures on any balance not expected to mature within 60 days of its arising.

The Company’s Canadian and Barbados offices incur a small number of transactions in Canadian dollars and Barbados dollars, respectively, and have small bank balances, the totals of which are considered to have an

[45]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

insignificant effect on financial reporting. The Company has not entered into any foreign exchange derivative contracts.

The Company does not believe it is exposed to currency risk on its net assets denominated in Barbados dollars as the currency is fixed to the U.S. dollar. The Company, however, is exposed to currency risk through its net assets denominated in Canadian dollars, the effect of which is insignificant.

The table below show the extent to which Company has monetary assets (liabilities) in currencies other than the functional currency of the Company.

	2015	2014
	Total USD	Total USD
GBP Sterling	145,152	—
Euro	12,998	—
Indian Rupepes	12,083	—
Canadian Dollars	(2,082)	145
Other	25,679	—

Total	193,830	145

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The long term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and notes payable bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	2015	2014
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net income	$(1,665)	$(328)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net income	1,760	318
Impact of a 1% increase in interest rates above LIBOR floor for long-term debt on net income	(6,331)	(1,324)
Impact of a 1% decrease in interest rates for long-term debt on net income	$—	$1,324

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist of cash, accounts receivables and other receivables. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at December 31, 2015, the allowance for doubtful accounts was $12,415 (2014 – $297) and the accounts that were past due amounted to $5,490 (2014 – $1,382).

[46]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.

The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of December 31, 2015 the Company’s three largest U.S. wholesale customers account for approximately 68% of net trade receivables within the Concordia North America segment with a total net accounts receivable balance of $75 million. The Company does not consider there to be additional concentration risk within the Concordia North America or Orphan Drugs segments.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

The following tables summarize the Company’s significant contractual undiscounted cash flows as at December 31, 2015 and December 31, 2014:

	2015
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Accounts payable and accrued liabilities	$158,486	$—	$—	$—	$—	$—	$158,486
Provisions	14,479	7,216	4,837	—	—	—	26,532
Taxes payable	41,987	—	—	—	—	—	41,987
Current portion of long-term debt	4,686	4,686	9,373	—	—	—	18,745
Long-term debt	—	—	—	46,862	767,111	2,701,782	3,515,755
Current portion of purchase consideration payable	28,015	11,650	231,506	—	—	—	271,171
Purchase consideration payable	—	—	—	12,417	20,074	28,267	60,758

	$247,653	$23,552	$245,716	$59,279	$787,185	$2,730,049	$4,093,434

	2014
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Accounts payable and accrued liabilities	$13,763	$—	$—	$—	$—	$—	$13,763
Provisions	—	21,799	—	—	—	—	21,799
Taxes payable	13,309	—	—	—	—	—	13,309
Current portion of long-term debt	—	5,950	21,386	—	—	—	27,336
Long-term debt	—	—	—	109,280	110,407	13,727	233,414
Current portion of purchase consideration payable	855	33	—	—	—	—	888
Purchase consideration payable			1,500	2,072	8,743	38,744	51,059
Notes payable	—	—	1,000	1,200	4,000	—	6,200

	$27,927	$27,782	$23,886	$112,552	$123,150	$52,471	$367,768

[47]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

20. Financial Instruments – Fair Value Estimation

Accounting classifications and fair values

The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Company, the fair values have been estimated as described below:

Cash	- approximates to the carrying amount;

Long-term debt	- mainly approximates to the carrying amount in the case of floating interest rates;

Receivables and payables	- approximates to the carrying amount

The following table presents the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy:

	2015
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss

Purchase consideration	—	—	287,538	287,538

	$—	$—	$287,538	$287,538

	2014
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss

Purchase consideration	—	—	19,986	19,986

	$—	$—	$19,986	$19,986

The current portion of purchase consideration is $253,600 (2014: $2,065).

Measurement of fair values

The following table presents the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurements
Due to former owners of AMCo	As part of the consideration for the acquisition of AMCo, the Company is obligated to pay the Vendors of AMCo a maximum cash earn-out of £144 million	Gross profit threshold for 12 months ending September 30, 2016, subject to a cap of £144 million. Risk adjusted	The estimated fair value would decrease if the annual gross profit growth rates were

[48]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	based on AMCo’s future gross profit over a period of 12 months from October 1, 2015 to September 30, 2016. Discounted cash flows: The value model considers the present value of expected payment, discounted using a risk adjusted discount rate.	discount rate.	lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).
Due to former owners of Pinnacle	As part of the consideration for the acquisition of Pinnacle, the Company is obligated to pay additional payments of up to $5,000 based on the achievement of certain milestones related to clinical trials. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. Discounted cash flows: The value model considers the present value of expected payment, discounted using a risk – adjusted discount rate. The expected payment is determined by considering the possible scenarios of trial results, sales thresholds, and the amount to be paid under each scenario and the probability of each scenario.	15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years. Risk adjusted discount rate.	The estimated fair value would decrease if the annual gross profit growth rates were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).
Due to former owners of Pinnacle (non-contingent)	As part of the consideration for the acquisition of Pinnacle, the Company is obligated to make 10 annual payments of $1,000, with the first payment due on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments with a risk adjusted discount rate.	Risk adjusted discount rate.	The estimated fair value would increase/(decrease) if market representative interest rate was higher/(lower).
Focus purchase consideration	The Company assumed the Focus purchase consideration on the acquisition of AMCo. Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk -adjusted discount	Gross profit thresholds for 12 months ending December 2015 and 2016, subject to a cap of £7 million and £4 million respectively. Contingent	The estimated fair value would decrease if the annual gross profit growth rates were lower. The estimated fair value would

[49]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	rate. The expected payment is determined by considering the possible scenarios of gross profit threshold, receiving market authorisations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario.	consideration of £0.9 million paid in January 2015 contributes to the estimate of fair value. Risk adjusted discount rate.	increase/decrease if market representative interest rate was higher/(lower).
Boucher & Muir purchase consideration	The Company assumed the Boucher & Muir purchase contingent consideration on the acquisition of AMCo. Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk -adjusted discount rate. The expected payment is determined by considering the possible scenarios of EBITDA threshold, the amount to be paid under each scenario and the probability of each scenario.	EBITDA thresholds for 12 months ending June 2016 and 2017, subject to a cap of Australian Dollar 3 million per year. Risk adjusted discount rate.	The estimated fair value would decrease if: the EBITDA amounts were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).
Primegen purchase consideration	The Company assumed the Primegen purchase contingent consideration on the acquisition of AMCo. Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk -adjusted discount rate. The expected payment is determined by considering the possible scenarios of receiving market authorisations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario.	Certain revenue thresholds for 12 months ending June 2016 subject to a cap of £10 million and marketing authorisations being granted. Risk adjusted discount rate.	The estimated fair value would decrease if: the annual revenue growth rates were lower and marketing authorisations are not granted. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).

Reconciliation of Level 3 fair values

The following table presents movement from the opening balance to the closing balances for Level 3 fair values:

[50]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Purchase consideration
Balance as at January 1, 2015	$25,108
Acquisiton of AMCo	206,490
Assumed on acquisition of AMCo	68,984
Paid during the year	(3,557)
Write-off during the year	(2,452)
Recognized in consolidated statement of income (loss)	(1,631)

Balance as at December 31, 2015	$292,942

Balance as at January 1, 2014	$24,385
Paid during the year	(1,075)
Recognized in consolidated statement of income (loss)	1,798

Balance as at December 31, 2014	$25,108

21. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity in the definition of capital.

The below table sets forth the Company’s capital structure:

	2015	2014
Long-term debt	$3,321,326	$253,481
Notes payable	—	5,262
Shareholders’ Equity	1,156,208	257,550

	$4,477,534	$516,293

22. Segmented Reporting

Operating Segments

As a result of the AMCo Acquisition the Company reorganised its reportable segments. The Company now has three reportable operating segments: Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre. In December 2015, the Company discontinued, the SHD Division, previously operated through CMH, which was previously accounted for as its own segment. A brief description of each is as follows:

Concordia North America

Formerly the Legacy Pharmaceuticals Division, the Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; and Plaquenil® for the

[51]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

treatment of lupus and rheumatoid arthritis. Concordia North America’s product portfolio consists of branded and authorized generic products. The segment’s products are manufactured and sold through an out-sourced production and distribution network.

Concordia International

Concordia International is comprised of the AMCo group of companies acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 100 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 190 molecules are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.

Orphan Drugs

The Company’s Orphan Drugs segment is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs. In its initial execution of its orphan drug strategy, CHI, through its subsidiaries, acquired the orphan drug, Photofrin® through the acquisition of Pinnacle in 2013. Today, Photofrin® is owned by CLI and is the primary focus of the Orphan Drugs segment. Photofrin® is FDA approved and has orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer. Global sales (outside United States) are through the Barbados branch of CLI. All distribution in the United States is through Pinnacle.

Corporate

Represents certain centralized costs including costs associated with our head office in Canada and costs associated with being a public reporting entity.

The below table sets forth operating income, interest and accretion expense, change in fair value of contingent consideration, income taxes, goodwill, total assets and total liabilities by reportable operating segment for the year ended December 31, 2015 and 2014.

[52]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Eliminations	Year ended December 31, 2015

Revenue	$268,976	$115,721	$10,204	$—	$(677)	$394,224
Cost of sales	35,075	57,949	1,920	—	(650)	94,294

Gross profit	233,901	57,772	8,284	—	(27)	299,930

Operating expenses
General and administrative	8,137	5,812	2,271	13,477	—	29,697
Selling and marketing	14,220	6,700	2,566	—	—	23,486
Research and development	4,894	4,232	5,866	—	—	14,992
Share based compensation	176	—	257	15,765	—	16,198
Exchange listing expenses	—	—	—	1,051	—	1,051
Acquisitions, restructuring and other	6,610	4,167	479	45,951	—	57,207
Amortization of intangible assets	48,213	25,957	1,640	—	—	75,810
Depreciation expense	43	334	21	79	—	477
Change in fair value of purchase consideration	56	—	7,334	(6,829)	—	561

Total operating expenses	82,349	47,202	20,434	69,494	—	219,479

Operating income (loss), continuing operations	151,552	10,570	(12,150)	(69,494)	(27)	80,451

Goodwill, continuing operations	3,062	793,501	27,966	—	—	824,529

Total assets, continuing operations	$1,694,543	$3,466,963	$75,571	$32,516	$—	$5,269,593

Total liabilities, continuing operations	$8,600	$649,367	$50,620	$3,411,014	$—	$4,119,601

[53]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Eliminations	Year ended December 31, 2014

Revenue	$94,532	$—	$10,664	$—	$(255)	$104,941
Cost of sales	12,961	—	1,857	—	(177)	14,641

Gross profit	81,571	—	8,807	—	(78)	90,300

Operating expenses
General and administrative	2,935	—	2,381	7,532	—	12,848
Selling and marketing	6,263	—	2,386	—	—	8,649
Research and development	2,114	—	7,187	—	—	9,301
Share based compensation	313	—	—	4,171	—	4,484
Amortization of intangile assets	8,720	—	1,640	—	—	10,360
Business acquisition related costs	11,888	—	343	1,290	—	13,521
Depreciation expense	27	—	32	18	—	77
Change in fair value of purchase consideration	410	—	2,299	—	—	2,709

Total operating expenses	32,670	—	16,268	13,011	—	61,949

Operating income (loss), continuing operations	48,901	—	(7,461)	(13,011)	(78)	28,351

Goodwill, continuing operations	385	—	27,966	—	—	28,351

Total assets, continuing operations	$255,930	$—	$60,581	$468,888	$(208,110)	$577,289

Total liabilities, continuing operations	$30,298	$—	$39,025	$258,226	$—	$327,549

Geographic Segments

The Company has major operations in Barbados, Canada, United States, and United Kingdom. The below table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

[54]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	2015
	Barbados	Canada	United States	United Kingdom	All other countries	Total

Current assets	$131,503	$30,836	$11,853	$170,100	$131,706	$475,998
Non-current assets	1,611,628	1,683	14,591	2,057,300	1,108,393	4,793,595

Total Assets, continuing operations	1,743,131	32,519	26,444	2,227,400	1,240,099	5,269,593

Current liabilities	44,159	104,963	1,146	320,133	32,774	503,175
Non-current liabilities	—	3,319,920	—	241,771	54,735	3,616,426

Total Liabilities, continuing operations	$44,159	$3,424,883	$1,146	$561,904	$87,509	$4,119,601

	2014
	Barbados	Canada	United States	United Kingdom	All other countries	Total

Current assets	$61,544	$12,532	$4,692	$—	$1,010	$79,778
Non-current assets	481,752	274	15,485	—	—	497,511

Total Assets	543,296	12,806	20,177	—	1,010	577,289

Current liabilities	34,194	32,081	13,633	—	534	80,442
Non-current liabilities	20,418	226,145	544	—	—	247,107

Total Liabilities	$54,612	$258,226	$14,177	$—	$534	$327,549

23. Directors and key management compensation

Compensation, consisting of salaries, bonuses, other benefits and director fees to key management personnel and directors for the year ended December 31, 2015 amounted to $7,549 (2014 – $1,907).

Share based compensation expense recorded for key management and directors, for the year ended December 31, 2015 amounted to $8,842 (2014 – $1,274).

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Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

24. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	2015	2014
Production, manufacturing and distribution costs	$94,294	$14,641
Salaries, bonus and benefis	27,766	9,989
Sales and marketing expenses	9,418	4,768
Research and development expenses	14,992	11,715
Share-based compensation	16,198	4,484
Exchange listing expenses	1,051	41
Amortization and depreciation	79,231	10,440
Change in fair value of purchase consideration	561	2,709
Transaction, restructuring and other professional fees	57,207	13,521
Travel expenses	4,551	2,386
Rent and facilities	1,014	254
Other expenses	7,490	1,642

Total	$313,773	$76,590

25. Discontinued operations

In December 2015, the Company decided to wind down operations of its former SHD Division and its subsidiary CMH which distributed diabetes testing suppliers and other healthcare products. The Company determined that, with a recent change in the core portfolio of products, the SHD Division no longer fit its long-term strategy. The completion of the wind-down of the SHD Division is expected by June 2016.

Net income (loss) from the discontinued operation include:

	2015	2014
Revenue	$7,756	$17,250
Expenses	10,667	14,349

Pre-tax income from discontinued operation	(2,911)	2,901

Income tax (recovery) expense	(768)	206

Income from discontinued operation, net of taxes	$(2,143)	$2,695

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Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Assets and liabilities of the discontinued operation classified as other assets and other liabilities in the consolidated balance sheet include:

	2015	2014
Current assets	$6,469	$4,874
Fixed assets	—	7
Intangible assets	—	2,200
Goodwill	—	7,923

Other assets	$6,469	$15,004

Trade and other payables	253	524
Other current liabilities	—	7,714
Taxes payable	—	(529)

Other liabilities	$253	$7,709

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